FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	February	2004
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated February 3, 2004 (“BlackBerry Surpasses One Millionth Subscriber Milestone")	Page No 2

Document 1

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February 3, 2004

FOR IMMEDIATE RELEASE

BlackBerry Surpasses One Millionth Subscriber Milestone

Waterloo, ON –Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced that its BlackBerry® wireless platform surpassed another major milestone with more than one million active subscribers. RIM continues to lead the market it pioneered with integrated wireless data solutions for mobile professionals; and this achievement tangibly illustrates the growing popularity and momentum of BlackBerry.

“This is an important threshold for BlackBerry and even a positive industry indicator since BlackBerry is now the first integrated wireless data platform to reach the one million subscriber mark,” said Mike Lazaridis, President, Co-CEO and Founder of Research In Motion. “We look forward to building on this early success along with our carrier, developer and licensing partners around the world.”

BlackBerry was originally introduced in 1999 and quickly became the wireless email standard for many enterprise and government organizations. Since that time, the BlackBerry platform has evolved to also meet the needs of small/medium businesses as well as individual mobile professionals. Today, with Blackberry coverage on fifty networks in over thirty countries, BlackBerry supports a wide range of email, phone, SMS, organizer, intranet and Internet-based applications.

For individuals and smaller companies, BlackBerry Web Client™ allows users to access multiple corporate and/or personal email accounts from a single BlackBerry handheld. For larger enterprises with an IT department, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange or IBM Lotus® Domino™ and works with existing enterprise systems to enable push-based, secure, wireless access to existing email and other corporate data. RIM also introduced the BlackBerry Connect™ licensing program last year to begin allowing other wireless device manufacturers to connect their handsets to BlackBerry Enterprise Server™ and BlackBerry Web Client™ services. BlackBerry Connect supports Palm OS, Symbian OS and Windows Mobile; and handset partners currently include HTC, Nokia, Samsung and Sony Ericsson.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

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Media Contacts: Courtney Flaherty Brodeur Worldwide for RIM (212) 771-3637 cflaherty@brodeur.com
Investor Contact: RIM Investor Relations (519) 888-7465 investor_relations@rim.net

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	February 3, 2004	By:	/s/ Dennis Kavelman (Signature)
Dennis Kavelman
Chief Financial Officer